



NEWS RELEASE

Exploration Update
St. Jude Drill Programs Begin in Three West African Countries

Vancouver, February 7, 2005 - St. Jude Resources Ltd. (SJD-TSX.V) is pleased to provide the following update on the company's advanced gold projects in West Africa.

Current Gold Resource
Measured and indicated - 1,316,000 ounces
*Inferred 799,700 ounces

Issued and Outstanding Shares	38.4 million
Fully Diluted	48.6 million
Recent Price	$2.00
Cash Position	$9 million

Ghana
In Ghana, the company has commenced an exploratory drill program on six high priority targets at the Hwini-Butre concession. These targets have been identified by previous test drilling and or intensive surface exploration. Drilling has begun at the Guadium target located at the north end of the concession, where earlier St. Jude test holes indicated significant potential. Highlights in this area include **2 meters of 9.51 g/t, 4 meters of 5.05 g/t and 4 meters of 11.99 g/t**. Here, several semi-parallel zones of gold enrichment with a combined strike length of over 2 km have been identified with geochemical sampling and trenching. Other targets that will be tested during this drill campaign include Abada north, Shaba, Apatunso, Ellikrom and Semkrom. Between 2,500 - 4,000 meters of drilling is planned at this time however, this could increase significantly depending on results.

At the adjoining Benso concession, a geochemical survey, followed up by pitting and trenching will be undertaken at the Chichiwelli block. This program is designed to evaluate the extensions of the mineralized trend near the old Chichiwelli gold mine. Historical drilling here includes **3.6 meters of 6.1 g/t, 1.8 meters of 6.15 g/t, 1.3 meters of 8.5 g/t and 5 meters of 13.11 g/t**.

At the Shieni Hills iron deposit, previous exploration work carried out by St. Jude has identified a correlation between the iron rich hills, which extend for over 50 km on the concession, and a large geochem gold anomaly that appears to be cutting across the northern extension of the Ashanti gold belt. Early explorers and St. Jude have discovered fine gold in stream sediment samples. Further geochem testing and follow-up trenching and pitting are being carried out. This phase of exploration is intended to generate drill targets which will be tested during the second half of this year.

Burkina Faso
In Burkina Faso, the company is drilling on the 240 sq. km Rounga permit. This drill program is following up on surface work which has identified significant gold anomalies. Drilling here by the previous operator encountered significant intersections, which include:

- ***Rounga – 16 meters of 5.73 g/t, 12 meters of 3.11 g/t, 24 meters of 1.11***
- ***Sobona North – 4 meters of 19.05 g/t, 2 meters of 6.50 g/t***
- ***Watinoma – 8 meters of 8.66 g/t, 34 meters of 1.73g/t, 8 meters of 4.25 g/t***

A second drill is being mobilized and will commence shortly at the adjoining Goulagou permit where a step-out and infill drill program will be completed. At Goulagou/Rounga, it is expected that this program will range between 3,000 and 5,000 meters.

Niger
In Niger, the company has completed the infrastructure set-up, including office, staffing, communications, and exploration equipment. St. Jude's holdings in Niger are quite extensive and cover approximately 1,800 sq. km or 700 sq. miles. Extensive surface exploration and drilling have been carried out in selected areas by several previous operators. After a review of this data, the company has designed the phase one drill program to test a few of the numerous advanced targets. Drilling is commencing at the Deba target where the company will follow up on previous drilling which outlined economic grade intersections over widely spaced holes. Highlights from this program include **6.0 g/t au over 5 meters (hole ended in 6.0 g/t material)** and **3.23 g/t au over 16 meters (hole ended in 1.2 g/t material)**. At Deba, there appears to be an area of enrichment which is at least 3 km long.

Secondly, during this phase of exploration, the company intends to carry out follow up drilling at the Sefa Nangue target, approximately 5 km from Deba. Previous operators drilled over 5,000 meters of core at the Sefa Nangue target. This drilling was widely spaced and covered a strike of over 1,200 meters. Highlights from this early program include **5.8 meters of 4.47 g/t and 4.5 meters of 4.78 g/t.** At the Tialkam target, previous explorers have carried out extensive surface exploration which discovered numerous clusters of gold anomalies. During this phase of drilling, the company intends to carry out a RAB/RC drill program over the largest anomaly, which is approximately **7.0 km long and 2.5 km wide**. The Tialkam and Deba permits cover approximately 90 km of a 150 km gold mineralization corridor, which is the main gold mineralization trend within the country of Niger. Recently, there has been an increased level of exploration activity and property acquisition in the area. This has been triggered as a result of the successful commissioning of the 2.1 million ounce Samira Hill gold mine located less than 5 km away from the St. Jude property.

Based on the current resource estimates at Hwini Butre and Benso, which confirm excellent gold grades and tonnage, the company is committed to fast tracking the feasibility process, which is well underway. The feasibility study will be under the direct supervision of Ken Midan, P.Eng., a senior mining engineer and company director with over 35 years international mining experience.

St. Jude's exploration program is under the direct supervision of George A. Flach, B.Sc., P.Geo., who is the qualified person responsible for the design and management of the drill program. Mr. Flach leads one of the most successful and experienced exploration teams in Ghana having discovered numerous deposits in the region.

St. Jude is a leading West African explorer focused on the discovery and development of high quality gold deposits. The company's West African projects now cover over 2,900 sq. km (716,605 acres) on one of the richest and most productive gold belts. With an experienced exploration team, financial resources, new discoveries and several advanced exploration targets, St. Jude is well positioned to continue its strong growth.

ST. JUDE RESOURCES LTD.
PER:

MICHAEL A. TERRELL,
President

*Required cautionary statement - Inferred resources at Goulagou/Rounga (774,700 ounces) are part of a historic resource estimate that was prepared prior to National Instrument 43-101 and therefore should not be relied upon.

For further information, please contact:

Todd McMurray
Vice President, Corporate Development
St. Jude Resources Ltd.
Suite #200, 5405 - 48th Avenue
Delta, British Columbia
Canada, V4K 1W6
Tel: +1 - 604 - 940 - 6565
Toll Free: 866 - 281 - 2193
Fax: +1 - 604 - 940 – 6566
www.stjudegold.com